MEDIA CONTACTS:                    INVESTOR CONTACTS:

Susan Gallagher -- Union Electric  Carlin Scanlan -- Union Electric
(314) 554-2175                     (314) 554-2902

Lynne Galia -- CIPSCO              Jim Goff -- CIPSCO
(217) 525-5232                     (217) 525-5547


                 UNION ELECTRIC COMPANY OF MISSOURI AND CIPSCO
           INCORPORATED OF ILLINOIS SIGN DEFINITIVE MERGER AGREEMENT



-- $1.2 Billion Transaction Will Create Premier Midwestern Utility With Assets of More Than $8 Billion; Market Capitalization of the Two Companies Is $4.6 Billion

-- "Merger combines two financially strong, low-cost energy providers with common visions and strategies and highly compatible operations and managements," says Union Electric President and CEO Charles W. Mueller

-- "The two companies' contiguous territories and similar customer-focused philosophies make the combination a natural," says CIPSCO President and CEO Clifford L. Greenwalt.

St. Louis, Mo., and Springfield, Ill., Aug. 14, 1995 -- Union Electric Company (NYSE:UEP) and CIPSCO Incorporated (NYSE:CIP) have signed a definitive merger agreement in a transaction valued at approximately $1.2 billion. The combined market capitalization of the two companies is $4.6 billion. The merger will create a combined company with assets in excess of $8 billion. The agreement was approved by the boards of directors of both companies.

          As a result of this transaction, a new, registered public utility holding company will be formed as the parent of both Union Electric Company and Central Illinois Public Service

Company (CIPS). The combined entity will serve 1.4 million electric customers and 284,000 natural gas customers in a 44,000-square-mile area of Missouri and Illinois. Under terms of the agreement, all of UE's 80,000 Illinois customers will become customers of CIPS.

          The agreement calls for holders of Union Electric common stock to receive one share of the new holding company common stock for each Union Electric share they hold and for holders of CIPSCO common stock to receive 1.03 shares of the new holding company common stock for each of their CIPSCO shares. It is expected that the transaction will qualify as a tax-free exchange and will be accounted for as a pooling of interests.

          It is anticipated that the new holding company will adopt Union Electric Company's dividend payment level. Union Electric's current indicated annual dividend is $2.44 per common share, and CIPSCO's is $2.04. The boards of both companies have historically increased dividends on a consistent basis.

          The parties expect the combined entity to realize $570 million in savings over 10 years from combining certain operations of the two companies. Unlike several recent utility combinations, labor savings will not be the dominant category of savings. Approximately two-thirds of the savings will result from eliminating duplication in corporate and administrative programs, from purchasing economies and reduced electric production and gas costs. About a third of total savings will come through elimination of around 300 positions -
- essentially through attrition.

          The combination joins two of the nation's lowest-cost energy providers. Both are competitively positioned in the interchange market for the sale of electricity. Their interconnections with 28 other systems will provide substantial opportunities for additional interchange energy sales. The combined companies will also achieve significant savings through the joint dispatch of energy.

          The parties expect that the transaction will be completed by year-end 1996 and that it will not be dilutive to earnings. The new holding company will be based in St. Louis. The headquarters of Union Electric and CIPS will remain in St. Louis and Springfield, Ill., respectively.

          UE President and Chief Executive Officer Charles W. Mueller will serve as the new holding company's chairman and chief executive officer. CIPSCO President and Chief Executive Officer Clifford L. Greenwalt will assume the title of vice chairman of the holding company.

          The new holding company's 15-member board will include all 10 members from Union Electric's existing board of directors and five members from CIPSCO's board.

          "The merger combines two financially strong, low-cost energy providers with common visions and strategies and highly compatible operations and managements," says Mueller. "This transaction allows us to spread the cost of advanced energy delivery systems over a larger base, while keeping our rates low and enhancing our reliability and service quality.

          "Moreover, it will enable us to take full advantage of the changing industry landscape to capitalize on our financial strengths, our service-oriented cultures and our lean organizational structures. By doing so, we will be well-positioned to continue to provide superior shareholder returns and customer benefits, both now and into the next century."

          Greenwalt adds, "The two companies' contiguous territories and similar customer-focused philosophies make the combination a natural -- one that will bring significant benefits to our respective shareholders, individual and business customers, employees and the many communities we serve."

          With regard to rates, Greenwalt says: "We expect the effect on rates to be positive for the customer. As synergies occur and certain costs of producing energy are reduced, customers will benefit. The long-term outlook is that rates will be lower than they would have been if this strategic combination had not occurred."

          Mueller adds, "Both UE and CIPS will continue to maintain a strong corporate presence in the communities we serve and to demonstrate a strong commitment to economic development and community service. In addition, by employing our much greater combined resources, we can invest more in advanced systems, training and facilities to provide even better service, while remaining a low-cost energy provider."

          The agreement is subject to approval by the shareholders of both companies and by regulatory agencies. Shareholder approval will be sought by year-end 1995.

          As of Aug. 11, 1995, Union Electric Company had 102,123,834 shares of common stock outstanding, and CIPSCO had 34,069,542 common shares outstanding.

          The preferred stock of Union Electric Company and Central Illinois Public Service Company will remain outstanding after the transaction.

          Filings will be submitted to the following government and regulatory agencies: Illinois Commerce Commission, Missouri Public Service Commission, Federal Energy Regulatory

Commission, Nuclear Regulatory Commission and the Securities and Exchange Commission. In addition, the Federal Trade Commission and the Department of Justice will review the agreement.

          Based in St. Louis, Union Electric provides energy services -- electricity and natural gas -- to 1.2 million customers over a 24,500-square-mile area in Missouri and Illinois. Based in Springfield, Ill., CIPSCO through its utility subsidiary, Central Illinois Public Service Company, supplies electricity to 317,000 customers and natural gas to 166,000 customers over a 20,000-square-mile region of central and southern Illinois. A second subsidiary, CIPSCO Investment Company, manages CIPSCO's non-utility investments, including leveraged leases, marketable securities and energy projects.

                            TRANSACTION AT A GLANCE
                            -----------------------


Union Electric Company: (NYSE:UEP) CIPSCO Incorporated: (NYSE:CIP) Current Market Capitalization of the two companies: $4.6 billion

TERMS:

        . UE and CIPSCO to exchange shares with the new holding company. Transaction valued at approximately $1.2 billion. At date of closing, UE common shareholders to own 1 share of new holding company common stock for each share of UE stock; CIPSCO common shareholders to own
           1.03 shares of new holding company common stock for each share of CIPSCO common stock.

        . Merger to be accounted for as a pooling of interests; to be a tax-free reorganization for Federal income tax purposes.

        . The new holding company to adopt UE's dividend payment level. UE's current indicated dividend is $2.44 per common share; CIPSCO's is $2.04. The boards of both companies have historically increased dividends on a consistent basis. Preferred stock of UE and CIPS (the principal utility subsidiary of CIPSCO) to remain outstanding after the transaction.

        . UE/CIPS to be held under a newly created holding company to be based in St. Louis. The new holding company's chairman and CEO: UE President and Chief Executive Officer Charles W. Mueller; Vice
           Chairman: CIPSCO President and Chief Executive Officer Clifford L. Greenwalt.

        . Anticipated savings: $570 million over 10 years. Achieved through elimination of duplication in corporate and administrative programs; purchasing economies; reduced production costs; reduced staffing. Labor not the dominant category.


TIMING:

        . Filing with regulatory authorities: Fall 1995 -- Missouri Public Service Commission, Illinois Commerce Commission, Federal Energy Regulatory Commission. Then: Nuclear Regulatory Commission, Securities and Exchange Commission.

           Department of Justice, Federal Trade Commission to review.

        .  Anticipated shareholder vote:  By year-end 1995.

           Anticipated completion of transaction:  By year-end 1996.


APPROVALS:

        Shareholders of both companies.  Regulators (see above).

                         COMPANY PROFILES: (AT 6/30/95)
                         ------------------------------



                                   UE                  CIPSCO

Earnings per share:      $2.80                      $2.23
Assets:                  $6.7 billion               1.8 billion
ROE:                     12.7%                      12.0%
Net Income:              $299.4 million             $76.1 million

Total
Revenues:                $2.0 billion               $811 million

Electric Revenues:       $1,959 million             $676 million
  % industrial           19%                        17%
  % commercial           36%                        26%
  % residential          40%                        31%
  % wholesale/other       5%                        26%

Gas Revenues:            $85 million                $127 million
Other Revenues:          $0.4 million               $8 million
 Customers:
  Electric               1.1 million                317,000
  Gas                    118,000                    166,000

Reserve Margin:          18%                        24%

Employees:               6,300                      2,600

Electric generation:     7,800 MW net capacity      2,800 MW net capacity
Five fossil, one nuclear, three hydro plants        Five fossil plants

Energy Mix:              70% coal; 25% Nuclear      99% coal; 1% oil
                         5% Hydro/Other
Bond Ratings:
  Moody's                A1                         Aa1
  Standard & Poor's      AA-                        AA+

Common shares:           102,123,834                34,069,542